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                               June 1, 2020

       Jaume Pons, Ph.D.
       Chief Executive Officer
       ALX Oncology Holdings Inc.
       866 Malcolm Road, Suite 100
       Burlingame, California 94010

                                                        Re: ALX Oncology
Holdings Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 5,
2020
                                                            CIK No. 0001810182

       Dear Dr. Pons:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note statements in this section and in the Business section regarding the efficacy and safety of your
product candidates. We further note statements that your product candidates have
"demonstrated promising clinical activity" and "promising levels of activity and safety."
Efficacy and safety are determinations that are solely within the authority of the FDA or
similar foreign regulators. You may present clinical trial end points and objective
data resulting from trials without concluding efficacy, and you may state that your product
candidates are well tolerated if true. Please revise these statements accordingly.
 Jaume Pons, Ph.D.
FirstName LastNameJaume Pons, Ph.D.
ALX Oncology Holdings Inc.
Comapany NameALX Oncology Holdings Inc.
June 1, 2020
June 1, 2020 Page 2
Page 2
FirstName LastName
2. Please revise your statements here and elsewhere in the prospectus that ALX148 has the potential to become a "cornerstone" or "backbone" of future combination treatments in oncology. Please also revise your statements in the Business section that ALX is a "first-
         in-class" fusion protein and could become the cornerstone of a "best-in-class" treatment option. These statements imply an expectation of regulatory approval and are inappropriate given the length of time and uncertainty with respect to securing marketing approval.
Pipeline, page 2

3. It appears from your disclosure that the Phase 1 trials of ALX148 in combination with pembrolizumab, trastuzumab and rituximab are ongoing and have not been completed.
         Accordingly, please shorten the arrows in your pipeline table to reflect the current stage of development. Also, please clarify what you mean by "IND" in the first column header.
         For example, does this column reflect the completion of IND-enabling studies, or the submission of an IND?
Our Strategy, page 3

4. We note your disclosure that your strategy is to pursue "fast to market trials" for ALX148.
         Please revise this statement and any similar disclosure to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.
Risks Associated with Our Business, page 4

5. We note your disclosure that you will require substantial additional capital to finance your operations. Please revise to disclose that your current loan agreement restricts your ability to incur additional indebtedness without the consent of the lenders as discussed on page
         12.
Implications of Being an Emerging Growth Company, page 5

6. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
License and Collaboration Agreements, page 79

7. Please revise to disclose the aggregate future potential milestone payments to be made for the agreements with The Board of Trustees of the Leland Stanford Junior University and
         Selexis SA and when the royalty term is currently expected to expire for all three of the agreements in this section.
 Jaume Pons, Ph.D.
FirstName LastNameJaume Pons, Ph.D.
ALX Oncology Holdings Inc.
Comapany NameALX Oncology Holdings Inc.
June 1, 2020
Page 3
June 1, 2020 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Stock Based Compensation
Determination of the Fair Value of Common Stock, page 83

8. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the most recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
CD47 Scientific Background, page 89

9.       Please revise to indicate what NK-AML stands for in the chart on page
90.
Clinical Development of ALX148 in Hematologic Malignancies, page 97

10. We note the references to "response evaluable" subjects in this section. Please disclose the number of subjects in the trial where the response was not evaluable and the reasons it was not evaluable.
Licensing and Intellectual Property, page 104

11. With respect to your owned patents and patent applications, please revise to specify the product candidates or technologies to which such patents relate, the type of patent protection that you have, the expiration dates and the material non-U.S. jurisdictions.
         Please also specify the type of patent protection for the licensed patents from Leland
         Stanford Junior University.
12. We note your disclosure regarding a revoked European patent owned by University
         Health Network and The Hospital for Sick Children that may encompass certain therapies for the treatment of cancer using polypeptides comprising soluble human SIRPa, or a
         CD47-binding fragment thereof. Please revise to disclose what effect, if any, you expect this revoked European patent to have on your patent portfolio and your business.
Non-Employee Directors, page 119

13. Please revise to ensure that you have disclosed the principal occupations and employment for Director Walmsley over the last five years. Refer to Item 401(e) of Regulation S-K for guidance.
Certain Relationships and Related-Party Transactions, page 132

14. Please file the agreements with venBio and Tollnine described in this section as exhibits to the registration statement, or tell us why you do not believe it is required.
 Jaume Pons, Ph.D.
ALX Oncology Holdings Inc.
June 1, 2020
Page 4

       You may contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                         Sincerely,
FirstName LastNameJaume Pons, Ph.D.
                                                         Division of
Corporation Finance
Comapany NameALX Oncology Holdings Inc.
                                                         Office of Life
Sciences
June 1, 2020 Page 4
cc:       Michael E. Coke, Esq.
FirstName LastName